January 9, 2009

VIA EDGAR AND FEDERAL EXPRESS

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C.  20549

Attention:	Ms. Michelle Lacko, Staff Attorney
Ms. Susan C. Block, Attorney-Advisor

Re:	UFood Restaurant Group, Inc.
Registration Statement on Form S-1
File No. 333- 152006

Ladies and Gentlemen:

On behalf of our client, UFood Restaurant Group, Inc., a Nevada corporation (the “Company”), we submit the following responses to the comments of the Staff of the Securities and Exchange Commission as set forth in your letter dated December 4, 2008 (the “Comment Letter”), addressed to George Naddaff, Chairman and Chief Executive Officer of the Company, relating to the Registration Statement on Form S-1 filed by the Company on June 27, 2008, as amended by Amendment No. 1 thereto filed on July 9, 2008, Amendment No. 2 thereto filed on September 11, 2008, Amendment No. 3 thereto filed on October 17, 2008 and Amendment No. 4 thereto filed November 18, 2008 (as amended, the “Registration Statement”).  Set forth below are the Staff’s comments, indicated in bold, together with the responses thereto by the Company.

In addition, we hereby submit via EDGAR transmission Amendment No. 5 to the Registration Statement, including certain exhibits thereto, with changes addressing the Staff’s comments as well as certain other changes.  In order to expedite the Staff’s review, we have delivered separately to Ms. Lacko and Ms. Block a courtesy copy of Amendment No. 5, marked to show changes from Amendment No. 4 to the Registration Statement.

Division of Corporation Finance
Securities and Exchange Commission
January 9, 2009

Prospectus

Description of Business, page 3

1.
We note your disclosure regarding opening additional Company-owned locations. Clarify throughout, if true, that you currently do not have the financing in place to open new restaurants and there is no guarantee that you will be able to obtain the necessary financing.

Response

We have revised the Registration Statement as requested.

Summary Financial Information

Statement of Cash Flows Data, page 4

2.	In order to be consistent with the presentation in your financial statements, please add brackets to the amounts shown for net cash used in operating activities.

Response

We have revised the Registration Statement as requested.

Selling Stockholders, page 17

3.
We note your response to prior comment 8 and your revised disclosure under Item 15.  From your revised disclosure, it appears that not all of the shares are vested that are being registered for resale by New Century Capital Consultants, Inc., MarketByte LLC, TGR Group LLC, Neptune Media, LLC and AviaTech.  Because the transactions relating to some of the shares being registered by these selling shareholders do not appear to be complete, please revise to remove the unvested shares from the registration statement or advise.  Please also revise this section to provide a complete discussion of the transactions by which these selling shareholders acquired the shares being registered for resale.  Refer to our prior comment 17 in our letter dated to you July 25, 2008 and our prior comment 6 in our letter to you dated October 1, 2008.

Response

The Company has removed the unvested shares from the registration statement.  A complete discussion of the transactions by which the firms acquired the shares being registered for resale appears in the footnotes to the table of selling stockholders.

Division of Corporation Finance
Securities and Exchange Commission
January 9, 2009

Critical Accounting Policies and Estimates

Valuation of Goodwill, page 32

4.	Update this section and Note 2 to your interim financial statements to discuss the results of your impairment analysis as of the end of your third fiscal quarter (quarter ended September 28, 2008).

Response

The Company performed an impairment analysis of the carrying value of its long-lived assets including goodwill as of the beginning of the fourth quarter and as of mid-December 2008 and has included a discussion of the results of both impairment analyses in the discussion of the Company’s critical accounting policies and estimates on page 32 and in Note 2 of the interim financial statements. The revised disclosure includes a discussion of the assumptions used by the Company in each impairment analysis.

5.
In light of the recurring segment losses reported by your store operations, as shown in Note 10 of your interim financial statements and Note 18 of your annual financial statements, it is unclear why you use forecasts of positive future cash flows when estimating the fair value of your Downtown Crossing and Watertown locations.  Also, revenues were forecasted to remain flat or increase during the forecast period while your actual comparable store sales decreased about 9% during 2008.  If you continue to believe that no impairment exists, you should significantly expand your disclosure to discuss the assumptions and estimates used as compared to your historical operating performance.

Response

The losses disclosed in Note 10 of the Company’s interim financial statements and Note 18 of the annual financial statements are comprised of the operating results for the Company’s four Company-owned stores and two franchisee-owned outlets operated by the Company pursuant to two separate management services agreements (one of the two management services agreements was terminated by the Company in October 2008 and the second agreement can be terminated by the Company at any time without further notice).  The losses shown for the store operations segment include the “four-wall” revenues and expenses of each of the six locations.  The “four-wall” expenses include an allocation of the costs associated with a district manager.  The losses shown for our store operations segment include expenses that are attributable to the store operations segment but are not attributable to any particular store within the store operations segment (e.g., the costs of a brand awareness radio campaign that aired in the Boston area in connection with the conversion of three company-owned outlets from KnowFat outlets to UFood Grill outlets and the salary and benefit costs of certain operations personnel that do not work for a particular store but are responsible for oversight of all stores operated by the Company.)

Division of Corporation Finance
Securities and Exchange Commission
January 9, 2009

During the nine month period ended September 28, 2008 and the twelve month period ended December 30, 2007, the Company’s Downtown Crossing and Watertown stores each generated positive earnings and positive cash flow.  Both stores would have generated positive earnings and positive cash flow for the three month period ended September 28, 2008 if they had not closed during the quarter in connection with the conversion to UFood outlets. Based upon those two stores historical and current operating results, the Company believes it is appropriate to use forecasts of positive future cash flows when estimating the fair value of its Downtown Crossing and Watertown locations.

The conversion of the three-company-owned outlets from KnowFat outlets to UFood Grill outlets during the third quarter was expected to have an ongoing positive effect on each location’s sales.  Since the stores’ conversion, sales at all three locations have not met expectations.

In light of the economic conditions in the greater Boston market which have steadily worsened since the middle of September and sales at company-owned stores which have not met expectations following their conversion to UFood Grill outlets, the Company performed another evaluation of the carrying value of the goodwill attributable to its store operations segment as of mid-December 2008 and determined that the goodwill attributable to store operations had become impaired. The Company has included a discussion of the results of that impairment analysis in the discussion of the Company’s critical accounting policies and estimates on page 32 and in Note 2 of the interim financial statements. The revised disclosure includes a discussion of the assumptions used by the Company in its impairment analysis.

6.
Please explain why you believe it is appropriate to include an estimate of the restaurant’s terminal value when its future prospects are subject to a high degree of uncertainty.  Also, explain why you have excluded your general and administrative expenses as well as advertising, marketing and promotion expenses when forecasting the future cash flows of your restaurants.  In this regard, it is unclear whether or not there are certain expenses (such as advertising in local newspapers) which are directly related to your Company-owned stores in the Boston area.

Response

Whereas the impairment analysis performed as of the beginning of the fourth quarter included an estimate of the restaurants’ terminal value, the impairment analysis performed in mid-December 2008 does not include an estimate of terminal value because the Company is not as confident as it was previously that a buyer for either store can be found given the continuing deterioration in the economy and credit markets which is expected to extend into 2009.

Division of Corporation Finance
Securities and Exchange Commission
January 9, 2009

The future cash flows the Company has forecasted for its Downtown Crossing and Watertown stores include all cash flows that are directly attributable to the store including general and administrative type of expenses (e.g., bank service charges, consulting fees, insurance, telephone expense, cleaning supplies, office supplies, postage and delivery, dues and subscriptions, kitchen supplies, etc.) and advertising and marketing expenses.  The future cash flows of both stores also includes an allocation of costs attributable to operations personnel that oversee all six stores that comprise the store operations segment but who are not assigned to a particular store.  Advertising and marketing expenses for each store have been forecasted to amount to 3% of sales, consistent with historical experience.  The advertising, marketing and promotion expenses shown in the Company’s consolidated statement of operations represent expenditures for the advertisement, marketing and promotion the UFood brand and do not include local trade area advertising for the stores.  General and administrative expenses and advertising and marketing expenses attributable to the four Company-owned stores and the two franchisee-owned stores operated by the Company pursuant to management services agreements, are included in “Other Store Operating Expenses” in the Company’s consolidated statement of operations.

Consolidated Financial Statements for the QuarterEnded September 28, 2008

Note 2 – Summary of Significant Accounting Policies

Valuation of Goodwill, page F-7

7.
Please provide us with a summary of your impairment analysis for the Downtown Crossing and Watertown locations as of the end of your third fiscal quarter (quarter ended September 28, 2008).  In your response, include the actual 2008 cash flows for each of your four (4) Company-owned stores and reconcile the total cash flow for all stores to the segment loss for your store operations of $(153,091) and $(481,719) for the three months and nine months ended September 28, 2008, respectively.

Response

A summary of the Company’s mid-December impairment analysis for the Downtown Crossing and Watertown locations is included as Attachment A.  A reconciliation of total cash flow for all stores to the segment loss for our store operations as of the end of the third fiscal quarter is included as Attachment B.

Division of Corporation Finance
Securities and Exchange Commission
January 9, 2009

Shares and Warrants Issued in Connection with Corporate Awareness, page II-3

8.	We note your response to our prior comment 8 and revised disclosure. Please disclose the vesting schedule for each individual service provider.

Response

The Company has revised the Registration Statement as requested.

9.	Please explain to us why some of the shares vest within 45 days after this registration statement. Why is the vesting tied to this registration statement?

Response

The Company entered into separate consulting agreements with TGR Group LLC, Neptune Media, LLC and MarketByte LLC for internet investor relations services including the preparation and publication of a report profiling UFood Restaurant Group, Inc. and dissemination of the report to TGR’s, Neptune’s and MarketByte’s proprietary databases of potential investors.  The agreements with TGR, Neptune Media and MarketByte further provide that one-half of the shares and one-half of the warrants each firm received shall vest upon the publication of the initial profile report, which is required  within forty-five (45) days following the effective date of the Company’s first resale registration statement on Form S-1, or similar form, which is this Registration Statement.

10.
We note your response to prior comment 9; however, please revise to clarify the corporate awareness campaign activities which you are currently conducting or have conducted, as opposed to future planned activities.

Response

The Company has revised the Registration Statement as requested.

* * * * *

Division of Corporation Finance
Securities and Exchange Commission
January 9, 2009

We believe that the changes in the accompanying Amendment No. 5 and the explanations contained in this letter will be considered by the Staff to be satisfactory responses to the comments contained in the Comment Letter.  If the Staff has any questions or comments with respect to the changes made to the Registration Statement by the Amendment No. 5, please contact me at (212) 400-6910.

Sincerely yours,

/s/ Barrett S. DiPaolo

Barrett S. DiPaolo

cc:	George Naddaff
Glenn Davis
Adam Gottbetter

Attachment A

GOODWILL IMPAIRMENT ANALYSIS

	Downtown Crossing	Watertown

Carrying value of the Reporting Unit
Fixed Assets	$618,725	$217,256
Goodwill	$402,327	$438,808
TOTAL	$1,074,817	$669,230

Estimated fair value of the Reporting Unit
Estimated cash flow
Year ended 12/31/2009	$59,073	$52,990
Year ended 12/31/2010	$68,614	$61,455
Year ended 12/31/2011	$84,513	$64,282
Year ended 12/31/2012	$89,430	$67,097
Year ended 12/31/2013	$94,395	$69,900
Year ended 12/31/2014	$100,405	$72,879
Year ended 12/31/2015	$88,712	—
Terminal Value	$-0-	$-0-
Net present value	$441,804	$305,261

Shortfall of fair value vs. carrying value	$(633,013)	$(363,968)

Assumptions
(underlying the calculation of fair value)

	Downtown Crossing	Watertown
Comp Store Sales
Year 2008	Decrease 9%	Decrease 9%
Year 2009	Decrease 6%	Decrease 6%
Year 2010 thru 2015	Increase 2.5%	Increase 2.5%

Expenses
Variable	Same % of sales as in 2008	Same % of sales as in 2008

Discount rate	7.0%	7.0%

Projected EBITDA 2008	$50,015	$108,227

Attachment B

Reconciliation of Store Operations Segment Profit (Loss)

	Three Months Ended	Nine Months Ended
	Sept. 28, 2008	Sept. 28, 2008

Store contribution (1):
Watertown (2)	$(1,639)	$61,464
Downtown Crossing (2)	(3,485)	15,497
Landmark Center (2)	(19,545)	(44,849)
Logan Airport	32,929	87,243
Bedford (3)	(9,239)	(65,101)
Waltham (3)	(26,792)	(32,599)

Subtotal	(27,771)	21,655

Expenses allocated to store operations segment:
Legal and other costs (4)	—	(221,758)
Brand awareness radio campaign (5)	(87,430)	(87,430)
Corporate allocation (6)	(37,890)	(194,165)

Loss reported for Store Operations Segment	$(153,091)	$(481,698)

Notes:
(1)	Includes an allocation of costs of a district supervisor.
(2)	Store was closed for approximately 10 days for construction and training in connection with the conversion to UFood Grill outlets.
(3)
Bedford and Waltham are franchisee-owned stores operated by the Company pursuant to two separate management services agreements.  One of the agreements was terminated in October 2008 and the second agreement can be terminated by the Company at any time without further notice.  The Company has no capital investment in either store.

(4)	Legal and other costs arising from the matters described under “Legal Matters” and Note 6 of the Company’s interim financial statements included in the registration statement.
(5)	Radio campaign that aired in connection with the conversion of the KnowFat stores to UFood Grill outlets.
(6)	Represents an allocation of costs incurred by the Company’s VP of Operations and franchise business consultant based upon the time they devote to the Company’s store operations segment.